Exhibit 99.4

ANNUAL GENERAL MEETING OF SHAREHOLDERS AFFIMED N.V.

to be held on Tuesday, 15 June 2021 at 17:30 hrs. (CET)

Agenda

1. Opening	Non-Voting

2. Report by the Management Board for the financial year 2020	Non-Voting

3. Adoption of the Statutory Annual Accounts for the financial year 2020	Voting item

4. Discharge of the managing directors for their management during the financial year 2020	Voting item

5. Discharge of the supervisory directors for their supervision during the financial year 2020	Voting item

6. Appointment of Ms. Denise Mueller to the Management Board	Voting item

7. Appointment members of the Supervisory Board

a. Reappointment of Dr. Ulrich Grau as a supervisory director	Voting item

b. Reappointment of Dr. Mathieu Simon as a supervisory director	Voting item

c. Appointment of Mrs. Uta Kemmerich-Keil as a supervisory director	Voting item

8. Appointment of the auditor for the financial year 2021	Voting item

9. Authorization to acquire shares	Voting item

10. Any other business	Non-Voting

11. Closing	Non-Voting

Explanatory Notes to the Agenda

1	Opening

2	Report by the Management Board for the financial year 2020

This agenda item includes an account of the Company’s business and financial situation during the financial year 2020.

3	Adoption of the Statutory Annual Accounts for the financial year 2020

The Company has prepared its financial statements in accordance with Dutch law and International Financial Reporting Standards (“IFRS”) (the “Statutory Annual Accounts”).

The Company follows IFRS for internal and external reporting purposes; it is the Company’s primary accounting standard. The Statutory Annual Accounts are the annual accounts that are being submitted to the general meeting for adoption. KPMG N.V. has audited the Statutory Annual Accounts.

It is proposed to adopt the Statutory Annual Accounts for the financial year 2020.

The Statutory Annual Accounts as prepared in accordance with Dutch law together with the KPMG auditor’s report, will be published on the Company’s website and will be made available at the offices of the Company.

4	Discharge of the managing directors for their management during the financial year 2020

It is proposed to discharge any managing director in office during the financial year 2020 from liability in respect of the performance of their management duties during the financial year 2020.

5	Discharge of the supervisory directors for their supervision during the financial year 2020

It is proposed to discharge any supervisory director in office during the financial year 2020 from liability in respect of the performance of their supervision duties during the financial year 2020.

6	Appointment of Ms. Denise Mueller to the Management Board

The Supervisory Board resolved that it wishes to expand the number of members of the Management Board to six members to create a strong and broad executive leadership team that is best suited to drive Affimed’s business forward.

In view thereof, Ms. Denise Mueller is proposed for appointment as a member of the Management Board for a term of three years with effect as from 15 June 2021, ending at the end of the annual general meeting of the Company to be held in 2024 (the “2024 AGM”). In accordance with the articles of association of the Company, the Supervisory Board has made a binding nomination for the appointment of Ms. Mueller.

Subject to her appointment at this annual general meeting (the “2021 AGM”), Ms. Mueller will be designated as Chief Business Officer. Given Ms. Mueller’s experience and track record in global marketing, product launches and business development, the Supervisory Board is of the opinion that Affimed will benefit from Ms. Mueller’s membership on the Management Board.

Ms. Mueller was born in Schenectady, New York, United States of America, on 24 January 1969, (American nationality). Ms. Mueller has broad experience in commercial strategy and business development. She has held leadership roles in U.S. and global marketing including launch of new products and line extensions in-line and globally. Ms. Mueller has also held the position of Disease Area Lead for multiple therapeutic areas where she was responsible for disease area strategy, indication strategy for multiple assets, early commercial development and market shaping. In addition to broad and extensive commercial experience, Ms. Mueller led and managed two of Pfizer’s largest alliances and was the business development lead for Pfizer’s rare disease business unit. Prior to joining pharmaceuticals, Ms. Mueller worked in hospital management running Emergency Medicine, Critical Care, in-house Pediatrics and hospitalist programs. Ms. Mueller holds a B.A. in Mathematics from Virginia Polytechnic and State University.

The remuneration of Ms. Mueller will be determined in line with the remuneration policy as applicable to the members of the Management Board. Below is an overview of the most important elements of Ms. Mueller’s employment agreement with Affimed Inc., a subsidiary of the Company, including the remuneration package for Ms. Mueller.

Fixed Annual Salary:	USD 400,000 (EUR 333,333) gross

Variable compensation (cash bonus):	Target of 40% of the fixed annual salary

Pension and other benefits:	(i) USD 44,204 (EUR 36,837) gross (to be used for pension plans, retirement insurance etc.) and (ii) Consolidated Omnibus Budget Reconciliation Act (COBRA) health benefits for a period of 12 months

Long-term equity incentive:	Participation in Affimed’s equity incentive award plan

Severance:	75% of the fixed annual salary and variable compensation

Change of control payment:	Upon termination following a change of control, 125% of the fixed annual salary and variable compensation, increased with prorated target bonus for the year of termination

7	Appointment members of the Supervisory Board

As per the close of the 2021 AGM, the term of Dr. Ulrich Grau and Dr. Mathieu Simon as supervisory directors of the Company will end. Dr. Grau and Dr. Simon have indicated that they are available for reappointment. As members of the nominating and corporate governance committee, Dr. Grau and Dr. Simon did not participate in the decision-making of the committee with respect to their own respective nomination.

Mr. Verdonck, whose term of appointment would expire at the end of the annual general meeting of the Company to be held in 2023, has indicated that he will step down as a supervisory director prior to the 2021 AGM, on June 14, 2021. To fill the resulting vacancy, the Supervisory Board has nominated Mrs. Uta Kemmerich-Keil for appointment as member of the Supervisory Board.

In accordance with the articles of association of the Company, the Supervisory Board has made binding nominations regarding the (re)appointment of each of these persons as a member of the Supervisory Board for a term of three years with effect as from 15 June 2021, ending at the end of the 2024 AGM.

Diversity

In line with the Company’s diversity policy, in order to increase gender diversity, in the process of recruiting new Supervisory Board and Management Board candidates, the Company has paid close attention to gender diversity, as is demonstrated by the nominations of Ms. Denise Mueller as a managing director and Mrs. Uta Kemmerich-Keil as a supervisory director. The Company intends to further increase gender diversity at future Management and Supervisory Board nominations.

Independence

For Affimed it is important that the Supervisory Board members are able to operate independently and critically vis-à-vis one another and the Company. The Supervisory Board has paid close attention to applicable independence criteria and guidelines for Supervisory Board members, both under the Dutch Corporate Governance Code (the “DCGC’’) and the Nasdaq listing rules. Under the DCGC and the Nasdaq listing rules, Dr. Grau, Dr. Simon and Mrs. Uta Kemmerich-Keil are all considered independent.

a.	Reappointment of Dr. Ulrich Grau as a supervisory director

The Supervisory Board has carefully considered the reappointment of Dr. Grau and determined, on the recommendation of the nominating and corporate governance committee, to nominate Dr. Grau for reappointment as a supervisory director for a term of three years with effect as from 15 June 2021, ending at the end of the 2024 AGM. Given Dr. Grau’s experience and valuable contribution to the Company, the Supervisory Board is of the opinion that Affimed will continue to benefit from Dr. Grau’s membership on the Supervisory Board.

Dr. Grau has always shown great commitment to Affimed, as is evidenced inter alia by the fact that during the financial years 2018 up to and including 2020, Dr. Grau attended 96% of the (i) Supervisory Board, (ii) compensation committee and (iii) nomination and corporate governance committee meetings (24 meetings in total). At his re-appointment in 2018, Dr. Grau received a 98,8% majority of votes cast.

Dr. Grau was born in Stuttgart, Germany on 23 December 1948 (German and US nationality). Dr. Grau has been a member of our supervisory board since July 2015. Prior to that, he served as an advisor to the management board of our German operating subsidiary beginning in May 2013. He has over 30 years of experience in the biotechnology and pharmaceutical industries including in general management, business development, corporate strategy and the development of new products and technologies. Dr. Grau was Chief Operating Officer at Micromet from 2011 to 2012. Between 2006 and 2010, Dr. Grau was a founder, President and CEO of Lux Biosciences, Inc., a clinical stage ophthalmic company. Previously, Dr. Grau served as President of Research and Development at BASF Pharma/Knoll where he directed a global R&D organization with a development pipeline which included Humira. The majority of his career was at Aventis Pharma (now Sanofi), where he last held the position of Senior Vice President of global late stage development. Sanofi’s product Lantus for the treatment of type 2 and type 1 diabetes is based on his inventions made during his early years as a scientist with Hoechst AG. Dr. Grau received his Ph.D. in chemistry and biochemistry from the University of Stuttgart and spent three years as a post-doctoral fellow at Purdue University in the field of protein crystallography.

Dr. Grau does not hold any shares in the capital of the Company.

b.	Reappointment of Dr. Mathieu Simon as a supervisory director

The Supervisory Board has carefully considered the reappointment of Dr. Simon and determined, on the recommendation of the nominating and corporate governance committee, to nominate Dr. Simon for reappointment as a supervisory director for a term of three years with effect as from 15 June 2021, ending at the end of the 2024 AGM. Given Dr. Simon’s experience and valuable contribution to the Company, the Supervisory Board is of the opinion that Affimed will continue to benefit from Dr. Simon’s membership on the Supervisory Board.

Dr. Simon has always shown great commitment to Affimed, as is evidenced inter alia by the fact that during the financial years 2018 up to and including 2020, Dr. Simon attended 100% of the (i) Supervisory Board and (ii) nomination and corporate governance committee meetings (19 meetings in total). At his appointment in 2018, Dr. Simon received a 99,2% majority of votes cast.

Dr. Simon was born in Ann Arbor, Michigan, United States of America on 6 May 1956 (French and US nationality). Dr. Simon has been a member of our supervisory board since 2018. He also serves as Senior Strategic Advisor at Messier & Partners (Mediobanca) an M&A advisory bank located in Paris, Milan and New York. He is chairman of the board of directors at Idorsia Pharmaceuticals (Switzerland), Epsilen Bio (Italy) and at Aileens Pharma (Italy). Dr. Simon has served as Cellectis’ Executive Vice-President since 2012 and as Chief Operating Officer since 2013. Dr. Simon also served as Chief Executive Officer of Cellectis Therapeutics. He has been instrumental to the development of Cellectis and its CAR Allogenic T-Cell platform. He also served as Chief Executive Officer of Ectycell in 2012. He served as Chairman of the Board of Cellartis AB until 2014 before its acquisition by Takara Bio. Prior to joining Cellectis, Dr. Simon was Managing Director, Head of Global Pharma at Pierre Fabre SA, the third largest French Pharma Company. Beginning in 1994, he served at Wyeth Pharmaceuticals in both general management roles (President Managing Director of Wyeth Spa) and senior corporate role in Philadelphia, United States (SVP / Head of International Marketing and Medical Affairs).

Dr. Simon does not hold any shares in the capital of the Company.

c.	Appointment of Mrs. Uta Kemmerich-Keil as a supervisory director

The Supervisory Board has carefully considered the appointment of Mrs. Uta Kemmerich-Keil and determined, on the recommendation of the nominating and corporate governance committee, to nominate Mrs. Kemmerich-Keil for appointment as a supervisory director. Mrs. Kemmerich-Keil brings senior executive, finance and M&A expertise into Affimed, which is very meaningful for Affimed.

Mrs. Kemmerich-Keil was born in Attendorn, Germany on 27 December 1966 (German nationality). Mrs. Kemmerich-Keil has over 20 years of executive experience in the pharmaceutical and chemical industry. Most recently she headed up the Personal Healthcare International business of P&G and has over 19 years of experience from Merck KGaA, where she served, inter alia, as CEO of the global OTC- and global Allergy business, EVP Finance, Investor Relations and M&A. Mrs. Kemmerich-Keil is a board member of several public and privately held companies like Schott AG, Gothaer Versicherung AG and Röchling S.E. She is a Board Member and member of the Audit Committee of Karo Pharma AB (listed OMX Stockholm). She holds a M.Sc. (Economics) and a M.A (Roman Philology) from Freiburg University and a Licence from Nouvelle Sorbonne, Paris.

Mrs. Kemmerich-Keil does not hold any shares in the capital of the Company.

8	Appointment of the auditor for the financial year 2021

It is proposed to appoint KPMG N.V. as auditor of the annual accounts of the Company for the financial year ending 31 December 2021.

9	Authorization to acquire shares

On 4 August 2020, with effect as of that date, the Management Board was authorized by the general meeting to acquire shares in the Company’s own share capital for a period of eighteen months. The general meeting is requested to renew this authorization for a period of eighteen months, being the maximum term permitted by Dutch law.

The purpose of the proposal is to create flexibility to return capital to the shareholders. Furthermore, the authorization can be used to acquire common shares to cover the Company’s obligations related to share-based remuneration. Repurchased common shares may also be used to cover other obligations of the Company to deliver common shares.

It is proposed to authorize the Management Board, subject to approval by the Supervisory Board, for a period of 18 months, with effect from 15 June 2021, to acquire common shares, on NASDAQ or otherwise, at a price between the nominal value and a price equal to 110% of the market price of the common shares on NASDAQ; the market price being the average of the closing prices on the five trading days prior to the date of the acquisition.

The number of common shares the Company may acquire and hold will not exceed 10% of the issued share capital as of 15 June 2021. In case of repurchase for capital reduction purposes, the number of common shares that the Company may acquire and hold will be increased by an additional 10% of such issued share capital. The higher maximum number of common shares that may be acquired and held is intended to allow the Management Board to execute such share repurchase programs in an efficient and expedited manner.

10	Any other business

11	Closing

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